Exhibit 4

Chris Roberts

Chairman

12 May 2005	STRICTLY PRIVATE & CONFIDENTIAL

Mr K N MacKenzie

Baldernstrasse 7

CH-8802 Kilchberg ZH

SWITZERLAND

Dear Ken,

I have pleasure in confirming your employment with Amcor Limited, ABN 62 000 017 372, (“Amcor”). Your employment will be on the terms set out in this letter (the “Agreement”) and is conditional upon your having a valid work visa in Australia, or any other country as agreed.

1.                                      Whole Agreement

Except where otherwise expressly stated, this Agreement between you and Amcor represents the whole of the agreement reached regarding your employment.

2.                                      Duties and Responsibilities

You will be employed as Chief Executive Officer Amcor Limited based at Abbotsford in Victoria, Australia. You will be responsible, and will report, to the Board of Directors of Amcor Limited (the “Board”) and will have responsibility for the overall management, profitability and return on shareholder investment of the Group. The other duties and responsibilities of the role include all those matters which you were advised about during Amcor’s recruitment process. Amcor may reallocate duties and responsibilities after discussing the changes with you. Although based in Melbourne, the role will necessitate frequent interstate and international travel commensurate with the global distribution of Amcor’s business operations.

3.                                      Commencement Date and Transition Arrangements

Your Commencement Date at Abbotsford is formally set for 1 July 2005, with transitional arrangements to be agreed between yourself and the Chairman.

You will be reimbursed all reasonable relocation expenses to Melbourne Australia, from your current home location, as agreed with the Chairman or his delegate.

4.                                      Compliance with Directions and Keeping Company Informed

You will perform your duties and responsibilities in accordance with the Board’s reasonable directions and will keep the Board informed of any developments in relation to your role. You will perform your duties in accordance with rules of law in all applicable countries that Amcor operates. You will be expected to model the highest standards of probity and to abide by all ethical standards, policies and procedures that relate to the operation of the business, including Amcor’s                   Environmental and Safety Policies and Procedures and the other policies

Personal Office
Amcor Limited ABN 62 000 017 372	Level 27, Governor Phillip Tower
679 Victoria Street Abbotsford Victoria 3067 Australia	Farrer Place
GPO Box 1643N Melbourne Victoria 3001 Australia	Sydney NSW 2000 Australia
Tel: 03 9226 9000 Fax: 03 9226 9050	Tel: 02 9324 3071
Australia * North America * Latin America * Asia * Europe	Mobile: 0418 647 190.

referred to in this Agreement. You will devote your full time and attention to Amcor’s business during working hours and honestly and diligently carry out your duties and responsibilities.

5.                                      Hours of Work

You will be expected to work whatever hours (including weekend work) that the exigencies of the business require.

6,                                      Remuneration Package

6.1                               Salary

Effective 1 July 2005, you will be paid a base salary of A$1,200,000 per annum (inclusive of annual leave loading) paid monthly and deposited, less tax, in your nominated bank account on or about the 15th of each month. Payment will occur on the basis of one half month in arrears and one half month in advance.

6.2                               Superannuation

Upon commencement of employment you will be eligible to become a member of the Amcor Superannuation Fund. Amcor will contribute (as part of your OFR as defined in 6.3) to an accumulation section of the Fund at least at the rate which satisfies Superannuation Guarantee requirements and up to a limit of 15% of your base salary. Your salary for superannuation purposes will be your base salary. Subject to company deductible limit amounts, you may also elect to make contributions to the fund from either your pre-tax or post-tax salary. Insurance cover associated with the superannuation fund may be capped and over certain limits will require a medical examination.

6.3                               Total Fixed Remuneration (TFR)

Total Fixed Remuneration (TFR) means base salary (per 6.1 above) plus Other Fixed Remuneration

Other Fixed Remuneration (OFR) includes superannuation contributions, and will total $400,000 per annum, which makes your TFR $1,600,000, effective 1 July 2005, After allowing for your base salary, superannuation contribution (per 6.2 above ) and the option to take up the Amcor Corporate Health Plan and a motor vehicle, the resulting balance of TFR, if any, can be paid monthly to you in cash with appropriate tax instalment deductions made. Alternatively you may elect for some of this balance of TFR to be directed to other purposes as agreed with the Chairman, eg the purchase of second car, club memberships, etc. Remuneration packaging is flexible and any particular needs you have can be discussed with you.

6.4                               Management Incentive Program

You are invited on commencement to participate in Amcor’s Management Incentive Program, the rules of which are set by the Amcor Board. Amcor reserves the right to alter or abolish the Program at its discretion. You will be advised early in each financial year if you are invited to participate in the Program for that year. Participation in the Program is not a right which flows from your employment.

On the basis of current Board policy and guidelines, you will initially be eligible to participate in the program with the potential to earn a bonus of between 50%

and 100% of TFR.  Fifty percent of TFR ($0.8m) is your base target bonus and 100% of TFR ($1.6m) reflects the maximum performance level.

Annual formal performance objectives will be set for you regarding any incentive payable under the Program at the time of offer.

To be eligible for any payment under the Program, you must be an employee of Amcor at the time the incentive payments are declared and paid, usually in September of each year.

6.5                               Amcor Long Term Incentive (LTI) Plan

We will present to the next Annual General Meeting a resolution for the establishment of a three year program involving the issue to you of 250,000 options per annum and 100,000 restricted performance shares per annum, on performance terms and other conditions that will be recommended to the full Board in June by the Chairman and the Board Human Resources Committee and listed for approval by shareholders at the 2005 Annual General Meeting. The exercise price for the options is proposed to be the average of the closing price of Amcor shares for the five working days prior to 1 July 2005. Subject to tax and legal restrictions, it is planned that the options and shares will vest after 3 years and expire 2 years after vesting.

6.6                               Health Benefits

You will be eligible to become a member of the Amcor Health Care Plan. An information booklet is enclosed and the total cost of this Plan including government charges as applicable will be allowed for within Other Fixed Remuneration.

6.7                               Review of Remuneration Package

Your salary, TFR, bonus and LTI arrangements will be reviewed annually on a date selected by the Board. Currently this is 1 October each year, with Management Incentive Programs applying for the full financial year, ie as from 1 July.

6.8                               Performance Review

Your performance will be formally reviewed at least once each year but will also be the subject of ongoing discussions between you, the Chairman and the Board.

6.9                               Telephone

Amcor will provide you and your partner with the use of a mobile telephone to enable you to perform your role and will pay all bills, including all reasonable private call charges.

6.10                        Costs of Property Purchase

Amcor will provide assistance with the costs of a house purchase in Melbourne during your first year in this rote, covering stamp duly and legal costs for a house with a purchase value of up to $3m.

7.                                      Business Expenses

Amcor will reimburse you for reasonable costs that you necessarily incur in the performance of your duties. Claiming of expenses will be in accordance with Amcor policy and administrative systems, and are to be approved by the Chairman in a form he determines.

8.                                      Travel

8.1                               Business Travel

You will be required to undertake travel for business purposes. Amcor’s policy is to encourage an appropriate involvement by your partner in overseas and interstate travel. The Chairman must receive prior notice of your intention to travel overseas and give his approval to any occasion where there is any substantial travel Involving a combination of any of the following - Amcor business and annual leave, or plans for any spouse travel,

8.2                               Home leave travel

During each full year of this Agreement Amcor will pay for a total of four business class return air fares for the use of your immediate family to travel between Australia and Canada. These fares cannot be converted to cash and cannot be accumulated from year to year. However, at your election, these fares can be used to bring a close relative on a visit to Australia instead. To the extent this can be arranged, the use of home leave travel by your immediate family should be arranged to coincide with a business trip for you.

9.                                      Annual Leave

You will be entitled to five weeks’ annual leave per annum. Leave will normally be taken at times nominated by you and agreed by Amcor. However, the Chairman may direct you to take annual leave at a time nominated by Amcor on one month’s prior notice. Leave must be taken within twelve (12) months after the end of the year in which it accrued unless you and the Chairman otherwise agree.

10.                               Sick Leave

Payment for periods in excess of legal entitlements may be granted under Amcor’s Staff sick leave policy in place from time-to-time You may be required to provide a medical certificate. Untaken sick leave will not be paid out on termination of employment under any circumstances.

If during the currency of this agreement, in the opinion of the Board, you become unable to carry out your duties owing to incapacity by ill-health (mental or physical) then you will be paid your salary in full during the period or periods of incapacity. However, if, in the opinion of the Board, that incapacity continues or is likely to do so for a period or periods aggregating more than six months in any two consecutive years. Amcor shall have the right, exercisable at any time, to terminate your employment.

11.                               Long Service Leave

You are entitled to long service leave under the laws of Victoria.

12.                               Public Holidays

You are entitled to the public holidays gazetted for the State of Victoria.

13.                               Human Resources Policies

You are entitled to the benefits of and are expected to comply with Amcor’s human resources policies including those which cover occupational health and safety, leave, travel on company business, anti-discrimination, workplace harassment, redundancy, motor vehicles and other matters. You also have responsibilities under the policies both to your co-workers and to Amcor. You are required to comply with any Non-Smoking regulations in force at Amcor sites.

Amcor may from time to time vary or replace the terms of its human resources policies and introduce new policies. Each policy will apply to you as it exists from time-to-time. Amcor will notify you of any variation or new policy by posting copies of the policy on Amcor’s intranet.

14.                               Conflict of Interest

During your employment with Amcor or a company within the Amcor Limited Group, you must not be involved with or have a financial interest (other than an immaterial investment shareholding) in any business or enterprise that:

•                  competes with;

•                  is a customer of; or

•                  supplies goods or services to

A business or enterprise within the Amcor Limited Group Including all its related bodies corporate.

You must arrange your affairs so that it could not be reasonably alleged that there is a conflict between your personal interests and those of the Amcor Limited Group.

15.                               Confidential Information

During your employment, you will be exposed to information that is not in the public domain relating to:

•                  financial affairs;

•                  suppliers;

•                  customers and clients (including lists of names and addresses);

•                  future plans, research and development;

•                  business methods, systems and strategies;

•                  technical operations; and

•                  pricing policies and costings,

of businesses and enterprises within the Amcor Limited Group. During your employment and at all times following the termination of your employment, you must not disclose this information to any unauthorised person or use it for purposes other than those of Amcor, or except where obliged by law. In particular, you must not permit this information to be disclosed to any competitors of businesses and enterprises within the Amcor Limited Group. You must report any approach made to you to provide such information.

You must not disclose or use, for your own purposes or those of any person associated with you, any knowledge of financial results of businesses and enterprises within the Amcor Limited Group prior to their release to the public. In particular, you must not disclose or use any information concerning Amcor which, if publicly disclosed, could affect the market price of Amcor’s shares.

16.                               Ownership of Intellectual Property

All Intellectual Property that you conceive, develop or make during your employment with Amcor will be the exclusive property of Amcor.

You agree to assign to Amcor all your rights in any Intellectual Property conceived, developed or made by you during your employment and agree to take any action necessary to give full effect to Amcor’s entitlements.

To the fullest extent permitted by law you consent to Amcor and its authorised officers and employees infringing your moral rights in and to any inventions made or developed by you in the course of your employment under this Agreement.

“Intellectual Property” Includes (but is not limited to) inventions, innovations, discoveries, improvements, works, copyright, designs, developments, processes, formulae, information, products, patents or brand names.

17.                               Trade Practices Act

You must not take action or negotiate or enter into any oral or written agreement, arrangement or undertaking that could reasonably be alleged to be contrary to the Trade Practices Act. Notes on the Act are attached and you are required to familiarise yourself with these. If in the course of your employment you become aware of any information which suggests that any officer or employee of Amcor may have breached the Trade Practices Act you will immediately advise the Chairman and the Board of that information.

18.                               Privacy Act

You must respect and protect the privacy of personal information which you collect, handle, store or transfer in the course of your employment with Amcor. At all times you will comply with Amcor’s Privacy Policy and Guidelines and will not engage in conduct which could reasonably be alleged to be contrary to the Privacy Act. You are required as a condition of your employment to read and familiarise yourself with Amcor’s Privacy Policy and Guidelines. The Amcor Privacy Policy and Guidelines are available on the Amcor intranet site.

19.                               Computer Use

Your use of Amcor’s computers and all electronic networked services such as electronic mail, the internet and Intranet, will be strictly in accordance with

Amcor’s Use of Information Technology Services policy. In particular, you must not use any unauthorised computer disk in Amcor’s computer system.

20.                               Termination of Employment

Your employment may be terminated as follows.

20.1                        Termination on Notice - Employee

You may terminate your employment by giving not less than six months’ written notice to Amcor.

20.2                        Termination on Payment - Company

(a)                                  Amcor may terminate your employment by paying you twelve month’s total remuneration.

(b)                                Total remuneration is defined as TFR plus base target bonus, currently 50% of TFR, plus the annual actuarial value of your long term incentive package as calculated for the purposes of and declared in Amcors Annual Report In these circumstances any payment will not include any provision for pro rata bonus(es) earned to the date of termination in that financial year.

20.3                        Summary Termination of Employment - Company

Your employment may be terminated by Amcor immediately and without notice if you become disqualified from holding the office of director or if you commit or are guilty of:

a)                            a serious or persistent breach of any of the terms or conditions of your employment; or

b)                           any grossly negligent act; or

c)                            any criminal offence for which you are convicted which, in the reasonable opinion of Amcor, impairs your ability to perform your duties;

d)                           any wrongful or dishonest act or conduct which, in the reasonable opinion of Amcor, brings Amcor into disrepute; or

e)                            any other act which would entitle Amcor to dismiss you summarily.

21.                               Company Property and Debts to Amcor

All equipment issued to you in connection with your employment remains the property of Amcor. You will report any loss of equipment immediately to the Chairman or his delegate. Upon termination of your employment, you will immediately return to Amcor all documents, manuals, keys, access cards and property belonging to Amcor or to any of Amcor’s clients that are in your possession or control.

Upon termination, unless another repayment scheme has already been agreed with Amcor, you authorise Amcor to deduct from your final entitlements any debts, overpayments or other obligations owed to Amcor by you.

22.                               Other consequences of termination

At the same time as you sign this letter to indicate your acceptance of the offer of employment, you will sign and deliver to the Chairman the letter of resignation as a director which is Attachment A to this letter. By doing so you agree that immediately upon termination of your employment for any reason, or upon Amcor giving you notice of termination under paragraph 20.2 above the Chairman may date and deliver that letter to the relevant company secretary to effect your resignation as a director from Amcor Limited and any related bodies corporate of which you are an officer.

23.                               Restrictions

23.1                        In consideration of your employment by Amcor and the remuneration provided to you:

a)              at any time after the termination of your employment, you must not represent yourself as connected with or interested in the business of Amcor;

b)             during your employment and for a period of 12 months after The termination of your employment, you must not (either on your own account or for any other person, firm or company) employ, engage or endeavour to entice away from Amcor any employee of Amcor;

c)              throughout and at all times after the termination of your employment, you must not disclose confidential information about Amcor or belonging to Amcor which becomes known to you during your employment;

d)             throughout and at all times after the termination of your employment, you must not, in the course of any business, employment, consultancy or otherwise, engage in any specific project or research in relation to which the use of Amcor’s confidential information may reasonably be expected to give you (or any other person, firm or company) an unfair advantage;

e)              during your employment and for a period of 12 months in Australia after the termination of your employment, you must not (whether alone, in association, or as an employee, director or consultant) canvass or solicit business the same as or similar to that provided by the Amcor Limited Group from persons who have been clients or customers of Amcor within the period of 12 months prior to the termination of your employment; and

f)                any employee rights or benefits, or employer duties, which are not expressly set out in these terms and conditions and which otherwise would be implied by law, are expressly excluded.

g)             If any one or more of the restrictions contained in Clause 23 (either by itself or together with others) is adjudged to go beyond what is reasonable in the circumstances for the protection of Amcor’s legitimate interest, but would be adjudged reasonable for the protection of its interest if any particular restriction or part of a restriction were deleted or limited in a particular manner, then the restriction shall apply with such deletion or limitation.  In particular if the period of 12 months referred to in clause 23(e) is held to be unreasonable, it is agreed that these restrictions will be in force for a period of six months. Likewise, if the area of restriction referred to in clause 23(e) is held to be unreasonable it is agreed that these restrictions will apply in Victoria and New South Wales.

23.2                        If you give notice of termination under clause 20.1 then the period of “12 months” wherever appearing in clause 23.1 shall be reduced by the period that you continue to work during that notice period.

24.                               Severance

If any term of your contract of employment is found to be or becomes unenforceable or contrary to law, it will be severed and this will not in any way affect the enforceability of the remaining terms.

25.                               Governing Law

Your contract of employment with Amcor and any dispute concerning the terms and conditions of your employment will be governed by and determined in accordance with the laws of the State of Victoria. The terms and conditions contained in this agreement may be varied by mutual consent once confirmed in writing at any time.

26.                               Dispute Resolution

Any dispute that arises concerning your employment must be conciliated through the Amcor Board.

27.                               General

This Agreement between you and Amcor is personal and confidential and should be treated as such.

Please signify your acceptance of this offer of employment and the terms and conditions of your contract of employment by signing both copies. Please return one copy to me and retain the second copy for your records.

I look forward to your contribution to the future success of the business in what I believe will be an interesting and rewarding position for you.

Yours sincerely

/s/ Chris I Roberts
Chris I Roberts
Executive Chairman
Amcor Limited

I accept the above offer of employment with Amcor on the terms and conditions stated in it.

/s/ [ILLEGIBLE]	12/5/05
Signature	Date

TRADE PRACTICES ACT

The Trade Practices Act 1974, which came into full effect as from 1 February 1975 deals with trade practices which are or may be restrictive of competition, with the protection of consumers and with the control of consumer transactions.

The policy of Amcor and its subsidiaries is to comply with the provisions and intentions of the legislation.

The Act is complicated and its effect is far reaching. Breach of its provisions can incur substantial penalties on both companies and their officers. In brief, the principal provisions likely to affect the Amcor group of companies are as follows:

1.                                       All contracts, arrangements or understandings which contain provisions having the purpose or effect of preventing or restricting the supply of goods to, or the acquisition of goods from, particular persons; or which have the purpose or effect of substantially lessening competition, are prohibited.

2.                                       The following actions which affect competition are absolutely prohibited:

2.1                                 resale price maintenance i.e. the fixing or maintenance of prices at which goods can be resold or below which they cannot be resold (although not subject to certain requirements, the recommending of suggested resale prices);

2.2                                 the taking advantage of monopoly power (i.e. power substantially to control a market for goods or services) to eliminate or substantially damage a competitor or prevent or deter entry into the market or competition.

3.                                       Conduct is prohibited if it has the effect or purpose of substantially lessening competition. Such conduct includes but is not limited to discriminatory pricing between purchasers of the same goods; the imposing of conditions restricting the ability of a supplier or purchaser from supplying or acquiring goods from other persons or companies; and the acquisition of assets or capital which results in control or domination.

4.                                       The consumer protection provisions of the Act prohibit misleading or deceptive conduct, false representations (including advertising) and impose obligations on manufacturers and sellers as to quality of goods and their suitability for the purpose made known by the buyer to the seller, for which they are acquired. (Refusal to sell is not prohibited and if there could be any doubt as to suitability do not sell).

5.                                       Any conduct engaged in on behalf of a company by a director, employee or agent of that company, or by any other person at the direction or with the consent or agreement of a director, employee or agent of the company shall be deemed to have been engaged in also by the company.

6.                                       Contravention of the provisions of the Act can give rise to the imposition by the Court of substantial fines (up to $10,000,000 for the offending Company and $500,000 for the offending employee) and even liability for civil actions for damages by any persons suffering loss or damage from such contravention.

Each member of the staff of Amcor and its subsidiaries is instructed to ensure that he/she and those answerable to him/her do not take any action or negotiate or enter into any oral or written agreement, arrangement or undertaking on behalf of any of the Amcor Group which may be contrary to the Trade Practices Act. Any queries must be referred to the Company Secretary, through the appropriate senior officer, for decision.

ATTACHMENT A – RESIGNATION LETTER

Date [deliberately left blank]

The Chairman

Amcor Limited

Abbotsford

I, Kenneth Norman MacKenzie, hereby resign with immediate effect as a director of Amcor Limited and as a director of each of its related bodies corporate in which I hold such office. I authorise the relevant company secretary to advise ASIC of my resignation from such office.

Yours faithfully

KENNETH NORMAN MACKENZIE